Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-208-6809

December 7, 2017

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention: Larry Spirgel

Assistant Director

Re:	WPCS International Incorporated Registration Statement

on Form S-4 File No. 333-220891

Dear Mr. Spirgel:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated November 29, 2017. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which are reflected in bold below.

Merger Consideration and Exchange Ratio, page 13

1.             We note your response to our prior comment 7 that the number of shares held by the by WPCS shareholders will not be affected by the exchange ratio. However, the relative ownership of these shareholders will be affected by the exchange ratio, and WPCS shareholders are voting on the merger transaction. As such, please disclose how WPCS shareholders will be notified of the final exchange ratio.

In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement, wherever appropriate, including pages 15, 86 and 95 of Amendment No. 2.

Comparative Historical and Unaudited Pro Forma per Share Data, page 28

2.             We note your response to comment 12, and we do not find your revisions as you indicated. Please revise to disclose the equivalent per share data for the company being acquired. The equivalent per share amounts should be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3 (f) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 2.

Background of the Merger, page 58

3.             In response to our prior comment 14, you have revised your disclosure to provide additional disclosure on pre-agreement negotiations and considerations. Please further revise your disclosures to provide additional information on your negotiations over material terms (e.g., the exchange ratio and relative ownership percentages). Also include in these revised disclosures your consideration of NOLs and if and how you weighed the potential loss of NOLs in your decisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Merger, page 85

4.             Please revise your disclosure to indicate that tax counsel believes the merger should qualify as a tax free reorganization under Section 368(a) of the Code. Clarify that your description as to the tax free nature of the transaction is based upon your receipt of a tax opinion and identify tax counsel.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 2.

Dropcar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 156

Results of Operations, page 160

5.             In regard to Dropcar, please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in the following line items within your statements of income:

(a)	For all periods presented, provide analysis and discussion for “Depreciation and amortization” and “Interest expense, net” line items;

(b)	For the nine months ending September 30, 2017, we note increased cost of services and a corresponding decrease in gross margin. Please quantify the increases in, and clarify your discussion in regard to, “investment” in your “valet workforce” and the additional parking spaces you acquired;

(c)	For nine months ending September 30, 2017, we note that the material increase in “Sales, marketing and training” expenses appears to be primarily due an increase in Dropcar’s workforce. Please quantify and discuss the increase in headcount in the sales, marketing and training workforce; and

(d)	During the same period, “General and administration” expenses increased materially for a variety of reasons, including payroll and related expenses. In order to clarify, please separately quantify and discuss, as appropriate, the underlying line items that you attribute to the 341% increase.

In response to the Staff’s comment, the Company has revised the disclosure at pages 163-165 of Amendment No. 2.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. The Registrant desires to request acceleration of this Registration Statement as soon as practicable. The Staff’s cooperation in this respect is greatly appreciated. Please do not hesitate to contact me at 212-838-5030 or krose@mzrl.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Kenneth S. Rose
Kenneth S. Rose

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